Exhibit 99.1

ProQR Announces Axiomer® RNA Editing Licensing and Research Collaboration with Lilly

●	Companies will collaborate to develop editing oligonucleotides directed to up to five targets using ProQR’s proprietary Axiomer® RNA editing platform

●	ProQR to receive $50 million consisting of upfront payment and equity investment

●	ProQR is eligible to additionally receive up to approximately $1.25 billion in research, development, and commercialization milestones, plus royalties

LEIDEN, Netherlands & CAMBRIDGE, Mass., September 8, 2021 –ProQR Therapeutics N.V. (Nasdaq: PRQR) (ProQR), today announced a global licensing and research collaboration with Eli Lilly and Company (Lilly) focused on the discovery, development, and commercialization of potential new medicines for genetic disorders in the liver and nervous system. The companies will use ProQR’s proprietary Axiomer® RNA editing platform to progress new drug targets toward clinical development and commercialization.

ProQR’s unique Axiomer® platform technology enables the editing of single nucleotides in RNA in a highly targeted and specific manner. The technology is based on editing oligonucleotides, or EONs, designed to recruit endogenous ADAR enzymes (Adenosine Deaminases Acting on RNA) to a selected target adenosine in a disease associated RNA. ADAR then induces the conversion of the target adenosine (A) into inosine (I). The conversion from A to I is effectively an A to G change, as inosine in RNA is interpreted as a guanosine (G). This technology could be applied to potentially reverse the more than 20,000 G to A mutations in the human population that are known to cause disease.

”RNA editing is an exciting emerging technology, which allows transient, reversible editing, which in some indications may be an extremely attractive therapeutic approach" said Andrew C. Adams, Ph.D., vice president for New Therapeutic Modalities at Lilly. “Through this collaboration with ProQR, we hope to utilize this technology to unlock novel treatments to improve the lives of patients across a spectrum of diseases.”

“This partnership with Lilly, a leader in RNA therapeutics, is an important validation of our Axiomer® RNA editing platform, and expands the application of our technology beyond our core therapeutic area focus of genetic eye disease, to potentially benefit patients with metabolic and nervous system disorders.” said Daniel A. de Boer, Founder and CEO of ProQR. “Additionally, this partnership further strengthens our financial position.”

“Building from our deep scientific expertise in RNA therapies and specifically oligonucleotides, our Axiomer RNA base editing platform is uniquely positioned to target a wide range of diseases in a highly specific manner,” said Gerard Platenburg, Chief Innovation Officer of ProQR. “Our approach uses the cell’s own editing machinery to make specific single nucleotide edits in RNA to reverse a mutation. With broad applicability, and a leading patent portfolio in the ADAR editing space, this platform represents an important strategic opportunity and has significant potential to target diseases otherwise thought untreatable.”

The companies will collaborate to develop up to five targets. Under the terms of the agreement, ProQR will receive $50 million consisting of an upfront payment of $20 million, as well as an equity investment in its ordinary shares of $30 million. ProQR is also eligible to receive up to approximately $1.25 billion for development, regulatory and commercialization milestones, as well as tiered royalties of up to mid-single digit percentage on product sales.

About Axiomer®

ProQR is pioneering a next-generation RNA editing technology called Axiomer®, which could potentially yield a new class of medicines for genetic diseases. Axiomer “Editing Oligonucleotides”, or EONs, induce single nucleotide changes to RNA in a highly specific and targeted way using the cell’s own molecular machinery. The Axiomer® EONs are designed to recruit an endogenously expressed RNA editing system called ADAR, which can direct the change of an Adenosine (A) to an Inosine (I) in the RNA – an Inosine is translated as a Guanosine (G). There are over 20,000 G to A mutations known to cause human disease that could be reversed using this novel technology.

About ProQR

ProQR Therapeutics is dedicated to changing lives through the creation of transformative RNA therapies for the treatment of genetic eye diseases, with a focus on inherited retinal diseases such as Leber congenital amaurosis 10, Usher syndrome and retinitis pigmentosa. Based on our unique proprietary RNA repair platform technologies we are growing our pipeline with patients and loved ones in mind. Learn more about ProQR at www.proqr.com.

Forward Looking Statements for ProQR

This press release contains forward-looking statements. All statements other than statements of historical fact are forward-looking statements, which are often indicated by terms such as "anticipate," "believe," "could," "estimate," "expect," "goal," "intend," "look forward to", "may," "plan," "potential," "predict," "project," "should," "will," "would" and similar expressions. Such forward-looking statements include, but are not limited to, statements regarding the collaboration with Eli Lilly and Company (“Lilly”) and the intended benefits thereof, including the upfront payment, equity investment, and milestone and royalty payments from commercial product sales, if any, from the products covered by the collaboration, as well as the potential of our technologies and product candidates. Forward-looking statements are based on management's beliefs and assumptions and on information available to management only as of the date of this press release. Our actual results could differ materially from those anticipated in these forward-looking statements for many reasons, including, without limitation, the risks, uncertainties and other factors in our filings made with the Securities and Exchange Commission, including certain sections of our annual report filed on Form 20-F. These risks and uncertainties include, among others, the cost, timing and results of preclinical studies and clinical trials and other development activities by us and our collaborative partners whose operations and activities may be slowed or halted by the COVID-19 pandemic; the likelihood of our clinical programs being executed on timelines provided and reliance on our contract research organizations and predictability of timely enrollment of subjects and patients to advance our clinical trials and maintain their own operations; our reliance on contract manufacturers to supply materials for research and development and the risk of supply interruption from a contract manufacturer; the potential for future data to alter initial and preliminary results of early-stage clinical trials; the unpredictability of the duration and results of the regulatory review of applications or clearances that are necessary to initiate and continue to advance and progress our clinical programs; the ability to secure, maintain and realize the intended benefits of collaborations with partners, including the collaboration with Lilly; the possible impairment of, inability to obtain, and costs to obtain intellectual property rights; possible safety or efficacy concerns that could emerge as new data are generated in research and development; and general business, operational, financial and accounting risks, and risks related to litigation and disputes with third parties. Given these risks, uncertainties and other factors, you should not place undue reliance on these forward-looking statements, and we assume no obligation to update these forward-looking statements, even if new information becomes available in the future, except as required by law.

For ProQR Therapeutics N.V.

Investor Contact:

Sarah Kiely

ProQR Therapeutics N.V.

T: +1 617 599 6228

skiely@proqr.com

or

Hans Vitzthum

LifeSci Advisors

T: +1 617 430 7578

hans@lifesciadvisors.com

Media Contact:

Cherilyn Cecchini, MD

LifeSci Communications

T: +1 646 876 5196

ccecchini@lifesciadvisors.com